FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on December 8, 2011, by Panasonic Corporation (the registrant), announcing European Commission decision on refrigeration compressors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: December 8, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
Global Public Relations Office	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces European Commission Decision on Refrigeration Compressors

Osaka, Japan, December 8, 2011 — Panasonic Corporation (NYSE:PC/TSE:6752, “Panasonic”) announced today that the Company has received notification of a European Commission (Commission) Decision imposing a fine on Panasonic of €7,668,000 for breach of EU competition law in connection with Panasonic’s supply of refrigeration compressors into the EEA(European Economic Area).

The Commission has been investigating the supply of refrigeration compressors by several compressor manufacturers, including Panasonic, and Panasonic has been fully cooperating in the investigation.

Panasonic is carefully assessing the Commission’s Decision. There shall be no material effect on the financial outlook for the fiscal year ending March 31, 2012 as a result of this payment.

It is the policy of Panasonic to comply with all applicable laws and regulations, including antitrust regulations. The Company takes this matter seriously and will make every effort to maintain the public’s confidence.

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 8.69 trillion yen (US$105 billion) for the year ended March 31, 2011. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/

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